UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                        (Amendment No.     3       )*


                    Columbia Financial of Kentucky, Inc.
----------------------------------------------------------------------------
                              (Name of Issuer)


                         Common shares, no par value
----------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 19764R 10 6
----------------------------------------------------------------------------
                               (CUSIP Number)

                              December 31, 2000
----------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [x]  Rule 13d-1(b)
      [ ]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 19764R 10 6     13G
          -----------

----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Columbia Financial of Kentucky, Inc., Employee Stock Ownership Plan

----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)                  [ ]

    (b)                  [X]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Ohio
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NUMBER OF           5   SOLE VOTING POWER               -0-
SHARES BENE-        6   SHARED VOTING POWER             -0-
FICIALLY OWNED      7   SOLE DISPOSITIVE POWER          -0-
BY EACH             8   SHARED DISPOSITIVE POWER    265,698
REPORTING PERSON

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    265,698

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.12%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      EP
----------------------------------------------------------------------------

CUSIP No. 43706C 10 0     13G
          -----------

----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    First Bankers Trust Company, N.A.

----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    (a)             [ ]

    (b)             [ ]

----------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
----------------------------------------------------------------------------
NUMBER OF           5.  SOLE VOTING POWER           169,333
SHARES BENE-        6.  SHARED VOTING POWER             -0-
FICIALLY OWNED      7.  SOLE DISPOSITIVE POWER          -0-
BY EACH             8.  SHARED DISPOSITIVE POWER    265,698
REPORTING PERSON

----------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    265,698

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.12%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      BK
----------------------------------------------------------------------------


Item 1(a).   Name of Issuer:
----------

             Columbia Financial of Kentucky, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
----------
             2497 Dixie Highway
             Ft. Mitchell, Kentucky 41017

Item 2(a).   Name of Persons Filing:
----------

             First Bankers Trust Company, N.A.

             Columbia Financial of Kentucky, Inc., Employee Stock
              Ownership Plan

Item 2(b).   Address of Principal Business Office or, if none, Residence:
----------
             First Bankers Trust Company, N.A.
             1201 Broadway
             Quincy, Illinois 62301

             Columbia Financial of Kentucky, Inc., Employee Stock
              Ownership Plan
             First Bankers Trust Company, N.A., Trustee
             1201 Broadway
             Quincy, Illinois 62301

Item 2(c).   Citizenship:
----------
             First Bankers Trust Company, N.A.
             Organized under the laws of the United States

             Columbia Financial of Kentucky, Inc., Employee Stock
              Ownership Plan:                  Organized in Ohio

Item 2(d).   Title and Class of Securities:
----------
             Common shares, no par value

Item 2(e).   CUSIP Number:
----------
             19764R 10 6

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)   [ ]   Broker or Dealer registered under Section 15 of the
                         Act (15 U.S.C. 78o).

             (b)   [X]   Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c).

             (c)   [ ]   Insurance Company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c).

             (d)   [ ]   Investment Company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)   [ ]   An investment adviser in accordance with [SECTION]
                         240.13d-1(b)(1)(ii)(E).

             (f)   [X]   An employee benefit plan or endowment fund in
                         accordance with [SECTION] 240.13d-1(b)(1)(ii)(F).

             (g)   [ ]   A parent holding company or control person in
                         accordance with [SECTION] 240.13d-1(b)(1)(ii)(G).

             (h)   [ ]   A savings association as defined in Section 13(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813).

             (i)   [ ]   A church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j)   [ ]   A group, in accordance with [SECTION]
                         240.13d-1(b)(1)(ii)(J).

Item 4.      Ownership:
-------
             First Bankers Trust Company, N.A.
             ---------------------------------

             (a)   Amount Beneficially Owned:
                   265,698

             (b)   Percent of Class:
                   10.12%

             (c)   Number of shares as to which such person has:

                   (i)    sole power to vote or to direct the vote:
                          169,333

                   (ii)   shared power to vote or to direct the vote:
                          -0-

                   (iii)  sole power to dispose or to direct the disposition of:
                          -0-

                   (iv)   shared power to dispose or to direct the disposition
                          of:
                          265,698

             Columbia Financial of Kentucky, Inc., Employee Stock Ownership Plan
             -------------------------------------------------------------------

             (a)   Amount Beneficially Owned:
                   265,698

             (b)   Percent of Class:
                   10.12%

             (c)   Number of Shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:
                         -0-

                   (ii)  shared power to vote or to direct the vote:
                         -0-

                   (iii) sole power to dispose or to direct the disposition of:
                         -0-

                   (iv)  shared power to dispose or to direct the disposition of:
                         265,698

      As of December 31, 2000, there were 265,698 common shares owned by the Columbia Financial of Kentucky, Inc., Employee Stock Ownership Plan (the "Plan"). First Bankers Trust Company, N.A., is the Trustee of the Plan. Under the terms of the Plan and the Trust Agreement, the Trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares with respect to which no instructions have been received, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 2000, 96,365 shares had been allocated to Plan participants.

      Although the Trustee has general authority to sell assets, because the Plan provides that the Trustee is to invest primarily in shares of the issuer, the authority to dispose of such shares is limited by the Plan.

Item 5.  Ownership of Five Percent or Less of a Class:
-------

             Inapplicable

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person:
-------

             Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired ------- the Security Being Reported on by the Parent Holding Company:

             Inapplicable

Item 8.  Identification and Classification of Members of the Group:
-------

             Inapplicable

Item 9.  Notice of Dissolution of Group:
-------

             Inapplicable

Item 10.  Certification:
--------

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 Signature:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FIRST BANKERS TRUST COMPANY, N.A.


Date: 2/5/01                           By: /s/ Linda Schultz
      ------                               --------------------------
                                           Trust Officer


                                       COLUMBIA FINANCIAL OF KENTUCKY, INC.,
                                        EMPLOYEE STOCK OWNERSHIP PLAN


                                       By: First Bankers Trust Company, N.A.,
                                           Trustee


Date: 2/5/01                           By: /s/ Linda Schultz
      ------                               --------------------------
                                           Trust Officer


                                  EXHIBIT A
                                  ---------

                 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
                 ------------------------------------------


      The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Columbia Financial of Kentucky, Inc., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.


                                       FIRST BANKERS TRUST COMPANY, N.A.


Date: 2/05/01                          By: /s/ Linda Schultz
      -------                              --------------------------
                                           Trust Officer


                                       COLUMBIA FINANCIAL OF KENTUCKY, INC.,
                                        EMPLOYEE STOCK OWNERSHIP PLAN


                                       By: First Bankers Trust Company, N.A.,
                                           Trustee


Date: 2/05/01                          By: /s/ Linda Schultz
      -------                              --------------------------
                                           Trust Officer